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                             SiRF TECHNOLOGY, INC.
                              148 E. Brokaw Road
                              San Jose, CA 95112


April 11, 2001


VIA FACSIMILE AND EDGAR TRANSMISSION
------------------------------------

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549
Attn:  Alexander Evans, Esq.
Mail Stop 0305

     Re: SiRF Technology, Inc. - Registration Statement on Form S-1 (File No. 333-47452)
          Request for Withdrawal

Dear Mr. Evans:

     Pursuant to Rule 477(a) and (c) of the Securities Act of 1933, as amended, SiRF Technology, Inc. (the "Registrant") hereby requests the immediate withdrawal of its Registration Statement on Form S-1 (File No. 333-47452), together with all exhibits thereto (the "Registration Statement"), originally filed with the Commission on October 6, 2000, as well as Amendment No. 1 to such Registration Statement as filed with the Commission on November 13, 2000, on the grounds that current market conditions do not support a public offering of the Registrant's Common Stock at this time.

     The Registration Statement has not been declared effective. No securities under the Registration Statement have been sold. Although no decision has been made at this time, the Registrant may undertake a private offering in reliance on Rule 155(c) under the Securities Act.


                                           Sincerely,


                                           /s/ Jackson Hu
                                           Jackson Hu
                                           President and Chief Executive Officer